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Mailing Address: P.O. Box 708, Redding, CT 06896
Tel. 203/327-6665
Fax. 203/286-2356
Email: chrisangle@sbcglobal.net

Date: 01/23/2012

To: John Stickel, Attorney-Advisor

Re: Classic Rules Judo Championships, Inc.
      Amendment No. 6 to Registration Statement on Form S-1
      File No. 333-167451

Dear Mr. Stickel,

Re: Classic Rules Judo Championships, Inc.
 Amendment No. 7 to Registration Statement on Form S-1 File No. 333-167451

Dear Mr. Stickel,

In regards to your comments in your letter dated August 24, 2011, we respond as per the following:

Your Header: General

1) Please revise throughout the prospectus to disclose consistently whether your second tournament was held in May or June of 2011.

Our edit: We edited the document to note that the second tournament was held in May. (For your reference, the 2012 Tournament is tentatively scheduled for June; but no exact date has been set.)

Your Header: Prospectus Cover Page

2. The aggregate offering price of $103,176 does not appear to be consistent with the 10,882,103 shares being registered and the offering price of $0.01. Please revise the aggregate offering price or advise.

Our edit: We revised the aggregate offering price to be $108,821.

Your Header: Table of Contents, page 3

3. Please update your table of contents with correct page numbers.

Our edit: We revised with the correct page numbers.

Your Header: If we need additional funds, page 14

4. In your next amendment please update your reference to January 2012.

Our edit: We updated this page respective to the recent dates of January 2012.

Managements Discussion and Analysis of Financial Condition, page 41

Plan of Operation, page 42

5. We note your response to our prior comment 19 and reissue in part. Please revise your plan of operations to include detailed time frames of your plan for the next twelve months.

Our edit: We added our plan for 2012 as follows:

In detail, the time frames of our plan for the next twelve months throughout 2012 are as follows:

- February 15th to 28th: Select and establish the exact date of the tournament and confirm with the facility's custodial director.
- March 1st to March 10th: Make first mailing of the information of the June 2012 Tournament. Mailing will include the General Information Schedule and Entry Packet which will include the Contest Application, Waiver and Release.
- April 1st to 10th: Order the trophies and medals along with the certificates of accomplishment.
- April 20th to April 30th: Make second mailing of the tournament information.
- May 1st to 15th: Follow up with personal phone calls to the judo club coaches that are personally known to Chris Angle, the Tournament Director and President of the Company.
- May 16th to May 31st: Make specific preparations for the tournament which includes planning arrangements with the custodian of the facility.
- June (Exact date to be announced): Perform tournament.
- September 1st to 30th: Tavel to Tokyo, Japan to introduce the Classic Rules Tournament to the organizational leaders of the various judo associations and clubs. Our president, Mr. Angle, is personally familiar with many of these executives in the Japanese judo community from when Mr. Angle trained in Japan during the four years of 1974 to 1978. Mr. Angle has maintained communication with his contacts there throughout the intervening years by travelling to Japan once per year, or at the very least once per every two years, to be present at the major contests, such as the All Japan Judo Championships, where most of the judo communitys executives and dignitaries gather annually.
- November 1st to 15th: Travel to Tokyo, Japan a second time concurrent with the Kodokan Cup, a major Japanese tournament. Here, Mr. Angle will re-introduce the Classic Rules Tournament to the executives and solicit a commitment to send players to the tournament. Mr. Angle believes that should Japanese players begin to compete in the Classic Rules Championships, other nations will readily, and soon also, commit players to the tournament.
- February 1st to 5th, 2013: Select and establish the exact date of the 2013 tournament and confirm with the facility's custodial director.

Executive Compensation, page 46

6) We note your response to our prior comment 21 and your disclosure in the summary compensation table of $1,1607 in Chris Angle's stock awards. You also disclose on page 49 that the value of the stock awards is $1,161. Please revise for consistency or advise.

Our edit: We corrected the number on page 46 to be $1,161.

Financial Statements

7) Please update your financial statements, if necessary, to comply with Rule 8-08 of Regulation S-X.

Our edit: We will update our financials on or after February 15th.

Recent Sales of Unregistered Securities, page II-1

8) We note two issuances of your shares to K. Shilleh and G. Komarica on November 12, 2011 and November 16, 2011, respectively. Please include these sales in the Recent Sales of Unregistered Securities section of your registration statement or advise.

 Our edit: We added to following two issuances:

K. Shilleh            430,107        11/12/11  $4,000    GAE
G. Komarica       134,408        11/16/11  $1,250    GAE

Exhibit 5.1

9) Please have counsel revise to update the number of share being registered. We note that the opinion continues to describe 11,031,680,

Our edit: We revised the number of share to be 10,882,103.

Yours sincerely, /s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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